Exhibit 99.1

BOYD GROUP SERVICES INC.

ANNUAL INFORMATION FORM

FOR FISCAL YEAR ENDED

DECEMBER 31, 2025

March 17, 2026

1745 ELLICE AVENUE, UNIT C1

WINNIPEG, MB R3H 1A6

BOYD GROUP SERVICES INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

CORPORATE STRUCTURE	8
Boyd Group Services Inc.	8
Corporate Structure	9
GENERAL DEVELOPMENT OF THE BUSINESS	12
Sixth Amended and Restated Credit Agreement	12
Senior Unsecured Note Offering (2030 Notes)	12
Common Share Offering and U.S. Initial Public Offering and Listing on NYSE	12
Agreement to Acquire Joe Hudson’s Collision Center	12
Senior Unsecured Note Offering (2033 Notes)	12
Fifth Amended and Restated Credit Agreement	13
Changes in Board and Management	13
Long-Term Strategic Initiatives	13
Significant Acquisitions	13
Dividends	14
DESCRIPTION OF THE BUSINESS	15
BGSI	15
Boyd	15
General	15
Principal Markets	15
Competitive Conditions	16
Intangible Assets	17
Cycles	17
BUSINESS RISKS AND UNCERTAINTIES	17
DESCRIPTION OF CAPITAL STRUCTURE	36
General Description	36
Common Shares	36
Long-Term Debt	36
Credit Facilities	36
Senior Unsecured Note Issuances	37
Ratings	38
DIVIDENDS	39
MARKET FOR SECURITIES	40
Prior Sales	41
DIRECTORS AND OFFICERS	42
Directors of BGSI	42
Executive Officers of Boyd	43
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	43
Conflicts of Interest	44
AUDIT COMMITTEE	45

Audit Committee Charter	45
Composition of Audit Committee	45
Relevant Education and Experience of Audit Committee Members	46
Pre-Approval Policies and Procedures	47
Audit fees	47
Audit-related fees	47
Tax compliance/preparation fees	48
Other fees	48
LEGAL PROCEEDINGS	49
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49
TRANSFER, DISTRIBUTION AGENTS AND REGISTRARS	49
MATERIAL CONTRACTS	49
INTERESTS OF EXPERTS	50
ADDITIONAL INFORMATION	50
APPENDIX A: AUDIT COMMITTEE CHARTER	51

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements made in this Annual Information Form, other than those concerning historical financial information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may, without limitation, be identified by words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark”, “expect”, “target” and “endeavour” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on such statements, as actual results may differ materially from those expressed or implied in such statements.

Forward-looking statements are subject to significant risks and are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, currently available information, expected future developments and other factors it believes are appropriate. Although the Company believes the expectations, plans, intentions, and strategies reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, these statements relate to future events or the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control. If one or more of these risks or uncertainties occur, or if the Company’s underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied in such forward-looking statements. No forward-looking statement is a guarantee of future results and they should not be unduly relied upon. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements, including but not limited to those described under the headings “Business Risks and Uncertainties” of this Annual Information Form and BGSI’s 2025 Annual Report. Forward-looking statements, assumptions and risks factors in this Annual Information Form include, but are not limited to:

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

Boyd remains confident in its business model to enhance its industry position by expanding its presence in North America through strategic and accretive acquisitions alongside organic growth from Boyd’s existing operations.

Re-emergence of stability in economic conditions

Stability in employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Sales share growth will more than offset systemic changes in the industry and environment

Anticipated operating results would be accretive to overall Company results

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Inability of the Company to pass cost increases to customers over time

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Changes in weather conditions

Inability to maintain, replace or grow technician capacity could impact organic growth

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

The Company expects to generate 3% to 5% in average annual growth from same-store sales growth and an additional 5% to 7% in average annual growth through the addition of new locations over the long-term.

New location opportunities continue to be available and are at acceptable and accretive prices

Financing options continue to be available at reasonable rates and on acceptable terms and conditions

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

Anticipated operating results of new locations would be accretive to overall Company results

Initiatives to increase production capacity are successful

Project 360 is successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Tariff impacts are offset by client pricing increases

Acquisition market conditions change and repair shop owner demographic trends change

Credit and refinancing conditions prevent or restrict the ability of the Company to continue growth strategies

Changes in market conditions and operating environment

Significant decline in the number of insurance claims

Integration of new stores is not accomplished as planned

Increased competition which prevents achievement of acquisition and revenue goals

Initiatives to increase production capacity take longer than expected or are not successful

Insurance premium inflation and overall economic uncertainty continue to impact claims volumes

Anticipated cost savings take longer than expected or are not fully realized

Client pricing is not adjusted to reflect tariff impacts

The Company is committed to returning to an Adjusted EBITDA margin of 14%, supported by Project 360. Project 360 is expected to result in $100 million in annual recurring cost savings. Going forward, these savings will be managed and disclosed as a single, integrated cost initiative totalling approximately $140 million from 2025 to
2029. During 2025, approximately $40 million of savings were realized, with an additional $50 million expected in 2026 and the remaining $50 million to be realized between 2027 and 2029.

The project is completed according to the estimated timeline

Cost savings initiatives have been appropriately identified

Adequate time and resources are dedicated to achieving cost savings objectives

Initiatives to increase production capacity are successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Cost savings realized differ from amounts originally anticipated

Timeframe for cost savings differs from original timeline

Initiatives to increase production capacity take longer than expected or are not successful

Anticipated cost savings take longer than expected or are not fully realized

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
Project 360 is expected to require investment and transition costs totaling in the $20-23 million range.

The actual cost for these expenditures agrees with the original estimate

The project and realization of synergies are completed according to the estimated timeline

No other new requirements are identified or required during the period

All identified costs are required during the period

BGSI may identify additional expenditure needs that were not originally anticipated

BGSI may identify expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

Stated objective to gradually increase dividends over time.

Growing profitability of the Company and its subsidiaries

The continued and increasing ability of the Company to generate cash available for dividends

Balance sheet strength and flexibility is maintained and the dividend level is manageable taking into consideration bank covenants, growth requirements and maintaining a dividend level that is supportable over time

BGSI is dependent upon the operating results of the Company

Economic conditions deteriorate

Changes in weather conditions

Decline in the number of insurance claims

Loss of one or more key customers or loss of significant volume from any customer

Changes in government regulation

During 2026, the Company plans to make cash capital expenditures, excluding those related to acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company plans to invest in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. The investment expected in 2026 is in the range of $2 million to $4 million.

The actual cost for these capital expenditures agrees with the original estimate

The purchase, delivery and installation of the capital items is consistent with the estimated timeline

No other new capital requirements are identified or required during the period

All identified capital requirements are required during the period

Actual expenditures could be above or below 1.6% to 1.8% of sales

The timing of the expenditures could occur on a different timeline

BGSI may identify additional capital expenditure needs that were not originally anticipated

BGSI may identify capital expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

The integration of Joe Hudson’s is expected to deliver meaningful synergies that will benefit both businesses, including procurement savings, as well as operational efficiency improvements arising from enhanced density. Total synergies are projected to range between $35-$45 million, with approximately 50% anticipated in 2026 and the balance by 2028.

	The acquisition is completed according to the estimated timeline Synergy initiatives have been appropriately identified Adequate time and resources are dedicated to achieving synergy objectives	Synergies realized differ from amounts originally anticipated Timeframe for synergy realization differs from original timeline Anticipated synergies take longer than expected or are not fully realized

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

The integration and cost to achieve synergies on the Joe Hudson’s Collision Center acquisition are estimated to be approximately $30 million in one-time costs and approximately $30 million in capital expenditures, with the majority of these costs being incurred during 2026.

The actual cost for these expenditures agrees with the original estimate

The realization of synergies are completed according to the estimated timeline

No other new requirements are identified or required during the period

All identified costs are required during the period

BGSI may identify additional expenditure needs that were not originally anticipated

BGSI may identify expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

New locations that were not in operation for the full comparative period will contribute meaningfully as their sales mature over the next two to three year period.

Re-emergence of stability in economic conditions and employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Economic conditions deteriorate

Loss of one or more key customers or loss of significant

volume from any customer

Decline in the number of insurance claims

Increased competition which may prevent achievement of

revenue goals

Changes in market conditions and operating environment

Inability to maintain, replace or grow technician capacity

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions as of the date of this Annual Information Form, and other than as required by applicable securities laws, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs or opinions change.

Readers are cautioned that the foregoing table is not exhaustive. Readers should refer to the “Business Risks and Uncertainties” section of this Annual Information Form and the “Business Risks and Uncertainties” and other sections of BGSI’s 2025 Annual Report and our other periodic filings with Canadian and U.S. securities regulatory authorities. All forward-looking statements presented herein should be considered in conjunction with such filings. All forward-looking statements contained herein are expressly qualified by the foregoing “Caution Concerning Forward-Looking Statements”.

BOYD GROUP SERVICES INC.

Unless otherwise specified, the information in this Annual Information Form has been presented as at December 31, 2025. Throughout this document, all amounts are in United States dollars unless otherwise indicated. All references to C$ are to Canadian dollars.

CORPORATE STRUCTURE

Boyd Group Services Inc.

Boyd Group Services Inc. (“BGSI”) is a company incorporated under the Canada Business Corporations Act on September 19, 2019 for the primary purpose of acquiring and holding a controlling interest in the Boyd Group Income Fund and participating in a plan of arrangement, pursuant to which the Boyd Group Income Fund completed the conversion from an income trust to a corporate structure. As a result of the implementation of the plan of arrangement, BGSI became the successor reporting issuer of the Boyd Group Income Fund on January 1, 2020.

BGSI owns all of The Boyd Group Inc.’s (“Boyd” or “Company”) business and assets. BGSI common shares are listed on the Toronto Stock Exchange under the symbol “BYD.TO” and on the New York Stock Exchange under the symbol “BGSI.”. The principal and head office of BGSI is located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, R3H 1A6.

As of March 17, 2026 there were 27,830,064 common shares of BGSI issued and outstanding.

Structure of BGSI as at December 31, 2025

The following diagram sets forth the organizational structure of BGSI as at December 31, 2025:

* Each of The Boyd Group Inc. (Canada) and Boyd Group (U.S.) Inc. are wholly-owned, direct or indirect, subsidiaries of BGSI and have a number of operating subsidiaries that are 100% owned by the parent as further detailed under the heading of “Corporate Structure”.

Corporate Structure *

Except as specified below, the BGSI Corporate Structure as at December 31, 2025 is:

Boyd Group Services Inc. –

The Boyd Group Inc.

Assured Automotive (2017) Inc.

Blacksmith Technologies Inc.

Mobile Auto Solutions (Canada) Inc.

The Boyd Group (U.S.) Inc.

The Gerber Group Inc.

Cars Collision Center, L.L.C.

True2Form Collision Repair Centers, Inc.

True2Form Collision Repairs Centers, LLC

Service Collision Center (Georgia), Inc.

Gerber Collision & Glass (Kansas), Inc.

Service Collision Center (Oklahoma) Inc.

Collision Works of Oklahoma, LLC

Collision Works Holdings II, LLC

Collision Works Real Estate Holdings, LLC

Collision Works of Tulsa, LLC

Hail Works, LLC

Collision Works of Kansas, LLC

Collision Service Repair Center, Inc.

AMPB Acquisition Corp.

Kingswood Collision, Inc.

Gerber Collision (Northeast), Inc.

Gerber Collision (Colorado) Inc.

Gerber Collision (Idaho/Hawaii), Inc.

Gerber Real Estate Inc.

Gerber Payroll Services, Inc.

Master Collision Repair, Inc.

Hansen Collision, Inc.

Hansen Leasing, Inc.

Collision Revision, Inc.

Collex Collision Experts, Inc.

Gerber Collision (Louisiana), Inc.

Champ’s Holding Company, L.L.C.

Gerber Collision (Oregon), Inc.

Gerber Collision (Utah), Inc.

Gerber Collision (Tennessee), Inc.

Gerber Collision (NY), Inc.

Carubba Collision Corp.

Gerber Collision (Texas), Inc.

Gerber Collision (Midwest), Inc.

Gerber Collision (California), Inc.

Mobile Auto Solutions (2021), Inc.

Gerber Collision (Alabama) LLC**

TSG8 Parallel Warhawk Blocker L.P.**

JHCC Holdings Parent LLC**

JHCC Intermediate Holdings LLC**

JHCC Management Inc.**

JHCC Bedford LLC**

JHCC Texas Holdings LLC**

JHCC North Richland Hills LLC**

Gerber Glass Holdings Inc.

Gerber Glass, LLC

Glass America LLC

Gerber National Claim Services, LLC

Gerber Glass (District 2), LLC

Gerber Glass (District 3), LLC

Gerber Glass (District 4), LLC

Gerber Glass (District 5), LLC

S&L Auto Glass, LLC

Gerber Glass (District 6), LLC

Gerber Glass (District 7), LLC

Glass America (California), LLC

Glass America Southeast LLC

Glass America Midwest LLC

Hansen Auto Glass, LLC

Auto Glass Only, LLC

Glass America Illinois LLC

Glass America Massachusetts LLC

Glass America Michigan LLC

Glass America Midwest Lindenhurst LLC

Glass America Midwest North Canton LLC

Glass America Missouri LLC

Glass America New York LLC

Glass America Ohio LLC

Glass America Texas LLC

Glass America Vermont LLC

Glass America Alabama LLC

Glass America Kentucky LLC

Glass America Maryland LLC

Glass America Virginia LLC

* Indentation of companies indicates they are subsidiaries of the company directly above.

** Indicates entities acquired or formed in connection with the closing of the JHCC Acquisition (as defined herein) on January 9, 2026.

GENERAL DEVELOPMENT OF THE BUSINESS

Sixth Amended and Restated Credit Agreement

On December 9, 2025, the Company entered into a sixth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $675 million with an accordion feature which can increase the facilities to a maximum of $1.075 billion. See “Description of Capital Structure – Long-Term Debt – Credit Facilities”.

Senior Unsecured Note Offering (2030 Notes)

On November 6, 2025, BGSI completed a private placement offering of C$525 million principal amount of notes due 2030 (the “2030 Notes”) at a price of $1,000 per $1,000 principal amount of 2030 Notes, with an interest rate of 5.50% per annum, payable semi-annually in arrears on November 6 and May 6. The 2030 Notes are guaranteed by all of BGSI’s material subsidiaries. The net proceeds of the offering of the 2030 Notes were used to partially finance the JHCC Acquisition. See “Description of Capital Structure – Long-Term Debt – Senior Unsecured Note Issuances”.

Common Share Offering and U.S. Initial Public Offering and Listing on the New York Stock Exchange

On November 4, 2025, BGSI completed a bought-deal public offering of common shares in Canada and the United States, representing BGSI’s initial public offering in the United States. BGSI issued a total of 6,361,800 common shares (including common shares issued pursuant to the underwriters’ option), at a price of US$141.00 per share, for gross proceeds to BGSI of approximately US$897 million. The net proceeds of the offering of the common shares were used to partially finance the JHCC Acquisition. In connection with the initial public offering in the United States, BGSI was approved to list its common shares on the New York Stock Exchange under the symbol “BGSI”. See “Description of Capital Structure – Common Shares”.

Agreement to Acquire Joe Hudson’s Collision Center

On October 29, 2025. BGSI entered into a definitive equity purchase agreement and plan of merger to acquire Joe Hudson’s Collision Center from TSG Consumer Partners LP for a purchase price of US$1.3 billion in cash, subject to post-closing adjustments (the “JHCC Acquisition”). The JHCC Acquisition expanded BGSI’s footprint by 258 locations, strengthening BGSI’s presence in the U.S. Southeast region. The JHCC Acquisition closed on January 9, 2026. See “Significant Acquisitions”.

Senior Unsecured Note Offering (2033 Notes)

On September 4, 2025, BGSI completed a private placement offering of C$275 million principal amount of senior unsecured notes due 2033 (the “2033 Notes” and together with the 2030 Notes, the “Notes”) at a price of $1,000 per $1,000 principal amount of 2033 Notes, with an interest rate of 5.75% per annum, payable semi-annually in arrears on March 4 and September 4. The 2033 Notes are guaranteed by all of BGSI’s material subsidiaries. The net proceeds of the offering of the 2033 Notes were used to repay existing indebtedness. See “Description of Capital Structure – Long-Term Debt – Senior Unsecured Note Issuances”.

Fifth Amended and Restated Credit Agreement

On August 20, 2025, the Company had entered into a fifth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $575 million with an accordion feature which can increase the facilities to a maximum of $875 million. See “Description of Capital Structure – Long-Term Debt – Credit Facilities”.

Changes in Board and Management

On May 15, 2025, BGSI announced that the nominees listed in the management proxy circular dated March 25, 2025 were elected as Directors of BGSI. Effective the same date, Brian Kaner was appointed as President and Chief Executive Officer of BGSI.

On December 2, 2024, BGSI announced that, effective as of the date of the next annual general meeting, Chief Executive Officer Timothy O’Day would be succeeded by Brian Kaner.

On August 8, 2024, Brian Kaner was appointed as President and Chief Operating Officer of BGSI.

On May 11, 2023, BGSI announced the election of Christine Feuell to the Board of Directors.

On July 12, 2023, Jeff Murray was appointed as Executive Vice-President & Chief Financial Officer of BGSI.

Long-Term Strategic Initiatives

On February 26, 2025, BGSI announced the launch of its latest five-year goal to drive growth and enhance productivity through 2029.

Significant Acquisitions

During 2023, 2024 and 2025, the Company acquired a number of businesses, none of which was individually significant. As discussed above, on January 9, 2026, BGSI completed the JHCC Acquisition. The JHCC Acquisition constituted a significant acquisition under Part 8 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). BGSI filed a material change report for the JHCC Acquisition on November 7, 2025, which is available on BGSI’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. BGSI will file a business acquisition report in respect of the JHCC Acquisition within 90 days of closing in accordance with NI 51-102.

Dividends

See page 39 of this Annual Information Form under the heading “Dividends” and BGSI’s 2025 Annual Report under the heading “Dividends” for a detailed description of dividends which description is incorporated by reference, herein. The Annual Report is available on BGSI’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

DESCRIPTION OF THE BUSINESS

BGSI

Boyd Group Services Inc. is a Canadian federal corporation and controls Boyd and its subsidiaries.

Boyd

General

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services.

Principal Markets

Boyd provides collision repair services to individual vehicle owners; however, the highest percentage of the Company’s revenue is derived from insurance-paid collision repair services. Formal relationships with insurance companies such as Direct Repair Programs (“DRPs”), either at the local or national level, play an important role in generating sales volumes for the Company. Although automobile owners still have the freedom of choice of repair provider, insurance companies may educate the owner on the benefits of choosing a repairer in their DRP network. Of the top five insurance companies that the Company deals with, which in aggregate account for approximately 54% of total sales, one insurance company represents approximately 19% of the Company’s total sales, while a second insurance company represents approximately 12%. Emphasis is placed by Boyd on establishing and maintaining these referral arrangements and Boyd continues to work at developing and strengthening its relationships with insurance carriers in these markets.

The following table shows Boyd’s percentage of sales in Canada and the United States during its three fiscal years ended December 31, 2023, 2024 and 2025.

Period Ended	Percentage of Sales in Canada	Percentage of Sales in United States
December 31, 2023	7.9%	92.1%

December 31, 2024	8.0%	92.0%

December 31, 2025	7.8%	92.2%

The following table shows Boyd’s number of employees in Canada and the United States during its three fiscal years ended December 31, 2023, 2024 and 2025.

Period Ended	Number of Employees in Canada	Number of Employees in United States	Total Number of Employees
December 31, 2023	1,541	11,934	13,475

December 31, 2024	1,558	11,891	13,449

December 31, 2025	1,619	11,805	13,424

Competitive Conditions

The collision repair industry in North America is estimated by Boyd to represent approximately $50 billion in annual revenue in 2024. The industry is highly fragmented, consisting of many small independent family owned businesses operating in local markets. It is estimated that car dealerships have approximately 15% of the total market. It is believed that multi-shop collision repair operators with greater than $20 million in annual revenues (including multi-unit car dealerships), now have approximately 42% of the total market.

Relationships with insurance companies are an important component of Boyd’s business model. Direct Repair Programs (“DRP’s) are agreements between insurance companies and collision repair shops designed to manage automobile repair claims more efficiently while enhancing customer satisfaction. Insurance companies select collision repair operators based on a range of performance criteria, including average cost of repair, cycle time, customer service, high quality repair and integrity in every interaction. Major insurers rely on performance-based criteria when selecting and retaining collision repair partners. Local and regional DRP’s, as well as national and self-managed DRP relationships, represent opportunities for Boyd to grow its business. Insurers have continued to consolidate DRP repair volumes among fewer number of repair shops, favouring multi-location collision operators to reduce the number and complexity of relationships required to manage their repair networks and deliver more consistent performance across markets. Boyd continues to develop and strengthen its DRP relationships in both Canada and the United States and believes it is well positioned to take advantage of these ongoing industry trends.

Boyd intends to grow its business through increasing same-store sales and the opening or acquiring of new locations in addition to being alert to opportunities for accelerated growth through the acquisition of other multi-location businesses.

See BGSI’s 2025 Annual Report, under the heading “Business Environment & Strategy”, for a detailed description of competitive conditions, which description is incorporated by reference herein.

Intangible Assets

The Company’s principal intangible properties consist primarily of trademarks, business names and service marks associated with its brands, including “Boyd Autobody & Glass”, “Assured Automotive”, “Gerber Collision & Glass”, “Glass America”, “Auto Glass Service”, “Auto Glass Authority” and “Autoglassonly.com”, “Gerber National Claims Services”, “Mobile Auto Solutions” and “Volta”. These brands are used in connection with our 1,300+ locations across Canada and the United States and are important to customer recognition and repeat business. See “Business Risks and Uncertainties – Brand Management and Reputation” ; and “– Intellectual Property”.

Cycles

The Company’s operating results have been and are expected to continue to be subject to quarterly fluctuations due to a variety of factors including changes in purchasing patterns, pricing policies, general and regional economic downturns, unemployment rates and weather conditions. The Company’s geographic diversification may lessen the effect of this risk.

For more information about Boyd, please BGSI’s 2025 Annual Report, under the heading “Business Environment & Strategy”, for a more detailed description of Boyd’s business, which description is incorporated by reference herein.

BUSINESS RISKS AND UNCERTAINTIES

The following information is a summary of certain risk factors relating to the business of BGSI and its subsidiaries, and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Report and the documents incorporated by reference herein.

BGSI and its subsidiaries are subject to certain risks inherent in the operation of the business. BGSI and its subsidiaries manage risk and risk exposures through a combination of management oversight, insurance, systems of internal controls and disclosures and sound operating policies and practices.

The Board of Directors has the responsibility to identify the principal risks of BGSI’s business and ensure that appropriate systems are in place to manage these risks. The Audit Committee has the responsibility to discuss with management BGSI’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including BGSI’s risk assessment and risk management policies. In order to support these responsibilities, management has a risk and sustainability management committee which meets on an ongoing basis to evaluate and assess BGSI’s risks.

The process being followed by the risk and sustainability management committee is a systematic one which includes identifying risks; analyzing the likelihood and consequence of risks; and then evaluating risks as to risk tolerance and control effectiveness. This approach stratifies risks into four risk categories as follows:

Extreme Risks:	Immediate/ongoing action is required – involvement of senior management is required. Avoidance of the item may be necessary if risk reduction techniques are insufficient to address the risk.
High Risks:	Risk item is significant and management responsibility should be specified and appropriate action taken.
Moderate Risks:	Managed by specific monitoring or response procedures. Additional risk mitigation techniques could be considered if benefits exceed the cost.
Low Risks:	Management by routine procedures. No further action is required at this time.

Risks can be reduced by limiting the likelihood or the consequence of a particular risk. This can be achieved by adjusting the Company’s activities, implementing additional control/monitoring processes, or insuring/hedging against certain outcomes. Residual risk remains after mitigation and control techniques are applied to an identified risk. Awareness of the residual risk that BGSI ultimately accepts is a key benefit of the risk management process.

The following describes the risks that are most material to BGSI’s business; however, this is not a complete list of the potential risks BGSI faces. There may be other risks that BGSI is not aware of, or risks that are not material today that could become material in the future.

Acquisition and New Location Risk

The Company has made and in the future may make acquisitions which may pose significant risks and could have an adverse effect on the Company. In addition, competition for acquisition targets, economic and market conditions may limit our ability to grow through acquisitions.

The Company plans to continue to increase revenues and earnings through the acquisition and start-up of additional collision repair facilities and other businesses. The Company follows a detailed process of due diligence and approvals to limit the possibility of acquiring or building out a non-performing location or business. There can be no assurance that the Company will be able to find suitable acquisition targets at acceptable pricing levels, or that the Company will be able to find and build out locations without incurring cost overruns, or that the new locations will achieve sales and profitability levels to justify the Company’s investment.

Boyd views the United States and Canada as having significant potential for further expansion of its business. There can be no assurance that any market for the Company’s services and products will develop either at the local, regional or national level. Economic instability, laws and regulations, increasing acquisition valuations and the presence of competition in all or certain jurisdictions may limit the Company’s ability to successfully expand operations.

The Company has grown rapidly through multi-location acquisitions, single location acquisitions and new location development. Rapid growth can put a strain on managerial, operational, financial, human and other resources. Risks related to rapid growth include administrative and operational challenges such as the management of an expanded number of locations, the assimilation of financial reporting systems, technology and other systems and procedures of acquired businesses, increased pressure on senior management and increased demand on systems and internal controls. The ability of the Company to manage its operations and expansion effectively depends on the continued development and implementation of plans, systems and controls that meet its operational, financial and management needs. If Boyd is unable to continue to develop and implement these plans, systems or controls or otherwise manage its operations and growth effectively, the Company will be unable to maintain or increase margins or achieve sustained profitability, and the business could be harmed.

A key element of the Company’s strategy is to successfully integrate and manage new locations in order to sustain and enhance profitability. There can be no assurance that the Company will be able to profitably integrate and manage additional locations. Successful integration and management can depend upon a number of factors, including the ability to establish, maintain and grow DRP relationships, the ability to attract, retain and motivate certain key management and staff, establishing, retaining and leveraging client and supplier relationships and implementing standardized procedures and best practices. In the event that new location growth cannot be successfully integrated into Boyd’s operations or performs below expectations, the business could be materially and adversely affected.

To the extent that the prior owners of businesses acquired by Boyd failed to comply with or otherwise violated applicable laws, the Company, as the successor owner, may be financially responsible for these violations and any associated undisclosed liability. The discovery of any material liabilities, including but not limited to tax, legal and environmental liabilities, could have a material adverse effect on the Company’s business, financial condition and future prospects.

Employee Relations and Staffing

Boyd may experience difficulty hiring and retaining qualified employees.

Boyd currently employs approximately 16,300 people. The current workforce is not unionized, except for approximately 56 employees located in the U.S. who are subject to collective bargaining agreements. The collision repair industry typically experiences competition for talent, and, in particular, a limited pool of qualified technicians and estimators. This can result in a shortage of qualified employees as well as wage pressure, which could adversely impact the volume and pace at which collision repair shops can fix damaged vehicles and therefore the Company’s financial results.

Attracting, training, developing and retaining employees at all levels of the organization are required to effectively manage Boyd’s operations. Failure to attract, train, develop and retain employees at all levels of the organization could lead to a lack of production capacity, knowledge, skills and experience required to effectively manage the business and could have a material adverse effect on the Company’s business, financial condition and future performance.

Operational Performance

Failure to meet the operational performance metrics expected by insurance company clients and customers could negatively affect financial results.

In order to compete in the marketplace, the Company must consistently meet the operational performance metrics expected by its insurance company clients and its customers. Failing to deliver on metrics such as cycle time, quality of repair, customer satisfaction and cost of repair can, over time, result in reductions to pricing, repair volumes, or both. The Company has implemented processes as well as measuring and monitoring systems to assist it in delivering on these key metrics. However, there can be no assurance that the Company will be able to continue to deliver on these metrics or that the metrics themselves will not change in the future.

The Company’s principal source of funds is cash generated from operations. Fluctuations in required capital expenditures, the need to maintain productive capacity, required funding to meet growth targets, and debt repayments expected to be funded by cash flows generated from operations may potentially impact the amount of cash available for growth or dividends to be declared and paid by the Company or its subsidiaries in the future.

Brand Management and Reputation

Damage to Boyd’s brand and reputation may negatively affect the business.

The Company’s success is impacted by its ability to protect, maintain and enhance the value of its brands and reputation. Brand value and reputation can be damaged by isolated incidents, particularly if the incident receives considerable publicity or if it draws litigation. Incidents may occur as a result of events beyond the Company’s control or may be isolated to actions that occur in one particular location. Demand for the Company’s services could diminish significantly if an incident or other matter damages its brand or erodes the confidence of its insurance company clients or directly with the vehicle owners themselves. Social media has increased the ability for individuals to adversely affect the brand and reputation of the Company. There can be no assurance that past or future incidents will not negatively affect the Company’s brand or reputation which could negatively affect the Company’s business, financial condition and performance.

Market Environment Change

Boyd’s financial performance could be negatively impacted by changes in the market environment.

The collision repair industry is subject to continual change in terms of regulations, repair processes and equipment, technology and changes in the strategic direction of clients, suppliers and competitors. The Company endeavors to stay abreast of developments and preferences in the industry and make strategic decisions to manage these changes and potential disruptions to the traditional business model. In certain situations, the Company is involved in leading change by anticipating or developing new methods to address changing market needs. The Company may not be able to correctly anticipate the need for change, may not effectively implement changes, or may be required to increase spending on capital equipment to maintain or improve its relative position with competitors. There can be no assurance that market environment changes will not occur that could negatively affect the financial performance of the Company.

Reliance on Technology

Boyd is increasingly dependent on technology and effective development and use of technology is critical in business today. A cybersecurity incident or other disruption could negatively impact the business and relationships with customers and suppliers.

As is the case with most businesses in today’s environment, there is a risk associated with Boyd’s reliance on computerized operational and reporting systems. While Boyd makes reasonable efforts to ensure that back-up systems and redundancies are in place and functioning appropriately and has disaster recovery programs to protect against significant system failures, there can be no assurance that a computer system crash, cybersecurity incident or like event would not have a material impact on the Company’s business, operational or financial results.

Reliance on technology in order to gain or maintain competitive advantage is becoming more significant and therefore the Company is faced with determining the appropriate level of investment in new technology in order to be competitive. There can be no assurance that the Company will correctly identify or successfully implement the appropriate technologies for its operations. In addition, there is a risk that third party provided systems are unable to meet business needs, emerging requirements or provide support of their product, which could adversely impact Boyd.

Increased reliance on computerized operational and reporting systems also results in increased cyber security risk, including potential unauthorized access to customer, supplier and employee sensitive information, corruption or loss of data and release of sensitive or confidential information. Disruptions due to cyber security incidents could adversely affect the business, results of operations and financial condition of the Company. Cyber security incidents could result in operational delays, disruption to work flow and reputational harm which could adversely impact its business and financial results. There can be no assurance that Boyd will be able to anticipate, prevent or mitigate rapidly evolving types of cyber-attacks.

Decline in Number of Insurance Claims

A decline in insurance claims could materially and adversely affect Boyd’s revenues.

The automobile collision repair industry is dependent on the number of accidents which occur and become repairable insurance claims. The automobile collision repair industry can experience a decrease in repairable claims, higher total loss rates as well as a deferral in repairs and an increase in unfiled claims. This could be driven by several factors including but not limited to significant insurance premium inflation and overall economic uncertainty. There can be no assurance that declines in insurance claims will not occur, which could reduce Boyd’s revenues and result in a material adverse effect on the Company’s business and financial condition.

The volume of accidents and related insurance claims can also be significantly impacted by technological disruption and changes in technology such as ride sharing, collision avoidance systems, driverless vehicles and other safety improvements made to vehicles. Other changes which have and may continue to affect insurance claim volumes include, but are not limited to, weather, general economic conditions, unemployment rates, changing demographics, vehicle miles driven, new vehicle production, insurance policy deductibles and auto insurance premiums. In addition, repairable claims volumes have been and may continue to be impacted by an increased number of non-repairable claims or total losses. There can be no assurance that a continued decline in insurance claims will not occur, which could reduce Boyd’s revenues and result in a material adverse effect on the Company’s business and financial condition.

Low Capture Rates

The Company may be unable to effectively capitalize on sales opportunities, thereby failing to maximize its sales potential.

Sales growth can be enhanced if the Company is effective at booking repair orders for all sales opportunities that are identified. The Company is exposed to missed jobs when capacity is constrained and to the extent that employees are ineffective at capturing all sales opportunities. Measurement of capture rates, management support and training are methods that are employed to enhance capture rates. Efforts to increase capacity are limited by availability of qualified labor. It is possible that the Company may not be able to effectively capture sales to maximize sales.

Corporate Governance

While Boyd strives to adhere to good corporate governance practices, there is no guarantee that these measures will be effective or mitigate the impact of a material lawsuit in this area.

Securities law imposes statutory civil liability for misrepresentations in continuous disclosure documents including failure to make timely disclosure. Investors may have a right of action if they are harmed by a misrepresentation, material misstatement or omission in an issuer’s disclosure document or in a public oral statement relating to an issuer, the failure of an issuer to make timely disclosure of a material change or such misrepresentations, misstatements or omissions in connection with an offering of securities, among other things. Potentially liable parties include the issuer, each officer, and each director of the issuer who authorizes, permits or acquiesces in the release of the relevant document, the making of the relevant public statement or in the failure to make a timely disclosure.

Boyd is keenly aware of the significance of these laws and the interrelationships between civil liability, disclosure controls and good governance. Although Boyd believes it follows good corporate governance practices, there can be no assurance that these practices will be effective or mitigate the impact of a material lawsuit in this area.

The area of governance is growing to encompass not only traditional governance matters, but also environmental and social matters. This area is often referred to as Environmental, Social and Governance, or Sustainability. There are evolving legal and regulatory requirements with respect to climate change and sustainability disclosure, compliance with which can be complex and requires extensive time and resources. If the Company does not comply with these requirements, its reputation could be materially and adversely affected or it may be subject to legal claims or regulatory compliance actions, any of which may have a material adverse effect on the Company’s business.

Supply Chain Risk

Costs and delays related to supply chain constraints and fluctuations may adversely affect the business and financial results.

The Company requires access to parts, materials and paint in order to complete repairs. Disruptive events can negatively impact supply chains, which can adversely impact Boyd’s ability to complete repairs. This may result in increased repair cycle time, high levels of work-in-process and decreased margins, and could adversely impact the Company’s business and financial results.

Certain of the Company’s suppliers operate in unionized environments, where their workers are subject to collective bargaining agreements. A prolonged strike at a supplier may adversely impact Boyd’s ability to complete repairs and could disrupt the Company’s supply chain, which could have a material impact on the Company’s business and financial results.

Global issues, such as outbreaks and the spread of contagious diseases, political instability, tariffs, trade frictions, war or other disruptive events could negatively impact global supply chains, which could adversely impact Boyd’s ability to complete repairs. These global issues could further disrupt the Company’s supply chain, which could have a material impact on the Company’s business and financial results.

Margin Pressure and Sales Mix Changes

Margin pressure and sales mix changes could negatively impact the financial performance of the Company.

The Company’s costs to repair vehicles, including the cost of labor, parts and materials are market driven and can fluctuate. There can be no assurance that increases in the costs to repair vehicles will ultimately be recoverable from the Company’s clients or customers.

The Company’s margin is also impacted by the mix of collision repair, retail glass and glass network sales, scanning and calibration, as well as the mix of parts, labor and materials within each business area. There can be no assurance that changes to sales mix will not occur that could negatively impact the financial performance of the Company.

The Company currently makes its own part sourcing decisions in the provision of vehicle repair services. The Company’s clients could, in the future, decide to source products directly, impose the use of certain parts suppliers on the Company or otherwise change the parts sourcing process. Such a decision could have an adverse effect on the Company’s margin.

Economic Downturn

Economic conditions may have an adverse impact on the financial performance of the Company.

Economic conditions, which are beyond the Company’s control, could lead to a decrease in accident repair claims volumes due to fewer miles driven, less traffic congestion, or due to vehicle owners being less inclined to have their vehicles repaired. It is difficult to predict the severity and the duration of any decrease in claims volumes resulting from an economic downturn and the accompanying unemployment and what effect it may have on the collision repair industry, in general, and the financial performance of the Company in particular. There can be no assurance that an economic downturn would not negatively affect the financial performance of the Company.

Changes in Client Relationships

A deterioration in relationships with insurance company client relationships could negatively impact the Company’s business and financial performance.

A high percentage of the Company’s revenues are derived from insurance companies. Over the past 25+ years, many private insurance companies have implemented customer referral arrangements known as Direct Repair Programs (DRPs) with collision repair operators who have been recognized as consistent high quality, performance based repairers in the industry. The Company’s ability to continue to grow its business, as well as maintain existing business volume and pricing, is largely reliant on its ability to maintain these DRP relationships. The Company continues to develop and monitor these relationships through ongoing measurement of the success factors considered critical by insurance clients. The loss of any existing material DRP relationship, or a material component of a significant DRP relationship, could have a material adverse effect on Boyd’s operations and business prospects. Of the top five insurance companies that the Company deals with, which in aggregate account for approximately 54% (2024 – 51%) of total sales, one insurance company represents approximately 19% (2024 – 16%) of the Company’s total sales, while a second insurance company represents approximately 12% (2024 – 12%). Any loss or negative impact on these relationships could have an adverse impact on the Company’s business and financial condition.

DRP relationships are governed by agreements that are usually cancellable upon short notice. These relationships can change quickly, both in terms of pricing and volumes, depending upon collision repair shop performance, cycle time, cost of repair, customer satisfaction, competition, insurance company management, program changes and general economic activity. There can be no assurance that relationships with insurance company clients will not change in the future, which could impair Boyd’s revenues and/or margins, and result in a material adverse effect on the Company’s business and financial condition.

Environmental, Health and Safety Risk

Boyd’s business is subject to environmental, health and safety risks including the risk of personal injury to employees and others.

The nature of the collision repair business means that hazardous substances must be used, which could cause damage to the environment or individuals if not handled properly. The Company’s environmental protection policy requires environmental site assessments to be performed on all business locations prior to acquisition, start-up or relocation. It is also Boyd’s practice to secure environmental indemnification from landlords and former owners of acquired collision repair businesses, where such indemnification is available. Boyd also engages a private environmental consulting firm to perform regular compliance reviews to ensure that the Company’s environmental and health and safety policies are followed.

To date, the Company has not encountered any environmental protection requirements or issues which would be expected to have a material financial or operational effect on its current business and it is not aware of any material environmental issues that could have a material impact on future results or prospects. No assurance can be given, however, that the prior activities of Boyd, or its predecessors, or the activities of a prior owner or lessee, have not created a material environmental problem or that future uses or evolving regulations will not result in the imposition of material environmental, health or safety liability upon Boyd.

Climate Change and Weather Conditions

Climate change and weather conditions including natural disasters may disrupt operations and negatively affect financial results.

The primary climate related risks for the business relate to the expected increase in extreme weather events, such as blizzards, hurricanes, wild-fires, torrential rain, and tornadoes. These events can cause physical damage to shops or hinder Boyd’s ability to process work and also tend to result in higher damage levels that result in more vehicles being non-repairable. Extreme weather can also slow or halt delivery of parts and in some cases prevent employees from attending work, which slows down cycle-time and therefore sales.

The Board has assigned the oversight responsibility for sustainability, including climate change risk management and disclosure to the Governance & Sustainability Committee. Management has a Risk and Sustainability Committee tasked with developing sustainability objectives and processes for the company. Its current mandate is to work with the various operating groups to identify the key sustainability metrics for future reporting and target setting. These key metrics and targets will be focused on the priority areas defined for each of the environmental, social and governance pillars that have been outlined in Boyd’s sustainability report.

The effect of global warming and its impact on weather conditions may reduce collision repair volume and represent an element of risk to the Company’s ability to maintain sales. Historically, extremely mild winters and dry weather conditions have had a negative impact on collision repair sales volumes. Natural disasters resulting in business interruption, or supply chain interruption could also negatively impact the Company’s operations. Even with market share gains, weather-related decline in market size can result in sales declines which could have a material impact on the Company’s business. Business interruption due to natural disasters and extreme weather condition events, including supply chain interruption, may result in temporary store closures or limit production volume and could adversely impact Boyd’s ability to complete repairs, which could have a material adverse effect on the Company’s business.

Pandemic Risk

A pandemic risk may disrupt operations and negatively affect financial performance.

A local, regional, national or international outbreak of a contagious disease, such as the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could decrease the willingness of the general population to travel or customers to patronize the Company’s facilities, cause shortages of employees to staff the Company’s facilities, interrupt supplies from third parties upon which the Company relies, result in governmental regulation adversely impacting the Company’s business and otherwise have a material adverse effect on the Company’s business, financial condition and results of operations.

The outbreak of a contagious illness, such as the COVID-19 pandemic, could require the Company to develop and execute revised operating procedures intended to mitigate safety and health risks in the work environment. However, there can be no assurance that the enhanced protocols put in place will protect against an outbreak that could result in lost time and negatively affect the financial performance of the Company.

Competition

Competition within the collision repair industry may limit the ability to maintain or achieve the desired market share.

The collision repair industry in North America, estimated by Boyd to represent approximately $50 billion in annual revenue, is very competitive. The main competitive factors are cost of repair, cycle time, quality, customer satisfaction and adherence to various insurance company processes and performance requirements. There can be no assurance that Boyd’s competitors will not achieve greater market acceptance due to performance or other factors.

Although competition exists mainly on a regional basis, Boyd competes with a small number of other multi-location collision repair operators in many markets in which it operates.

Given these industry characteristics, existing or new competitors, including other automotive-related businesses, may become significantly larger and have greater financial and operational resources than Boyd. Competitors may compete with Boyd in rendering services in the markets in which Boyd currently operates and also in seeking existing facilities to acquire, or new locations to open, in markets in which Boyd desires to expand. There can be no assurance that the Company will be able to maintain or achieve its desired market share.

Dependence on Key Personnel

The loss of key personnel may adversely affect Boyd’s business.

The success of the Company is dependent on the services of a number of members of management. The experience and talent of these individuals is a significant factor in Boyd’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company’s business operations and prospects.

Tax Position Risk

The Company’s tax positions may be challenged by the taxation authorities and if such a challenge is successful, it may materially and adversely affect our financial results.

BGSI and its subsidiaries account for income tax positions in accordance with accounting standards for income taxes, which require that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on examination by taxation authorities, based on the technical merits of the position.

Inherent risks and uncertainties can arise over tax positions taken, or expected to be taken, with respect to matters including but not limited to acquisitions, transfer pricing, inter-company charges and allocations, financing charges, fees, related party transactions, tax credits, tax based incentives and stock based transactions. Management uses tax experts to assist in correctly applying and accounting for tax and government assistance program rules, however there can be no assurance that a position taken will not be challenged by the taxation authorities that could result in an unexpected material financial obligation.

Expenses incurred by BGSI and its subsidiaries are only deductible to the extent they are reasonable. There can be no assurance that the taxation authorities will not challenge the reasonableness of certain expenses. If such a challenge were successful, it may materially and adversely affect the financial results of BGSI and its subsidiaries.

BGSI’s shares are qualified investments for a Registered Plan under the Tax Act as the Shares are listed on a “designated stock exchange” (as defined in the Tax Act). The Shares may cease to be a qualified investment for a Registered Plan if they are no longer listed on a designated stock exchange or otherwise cease to meet the applicable criteria under the Tax Act. If the Shares were to become a non-qualified investment, shareholders could become subject to adverse tax consequences.

There can be no assurance that additional changes to the taxation of corporations or changes to other government laws, rules and regulations, either in Canada or the U.S., will not be undertaken which could have a material adverse effect on BGSI’s share price and business. There can be no assurance BGSI will benefit from these rules, that the rules will not change in the future or that BGSI will avail itself of them.

Increased Government Regulation and Tax Risk

Governmental authorities have enacted and could further enact regulations including tax and climate related laws that could increase costs to operate. In addition, Boyd’s failure to comply with health, employment and other federal, state, local and provincial laws, rules and regulations may adversely impact the business.

BGSI and its subsidiaries are subject to various federal, provincial, state and local laws, regulations and taxation authorities, such as those relating to advertising, licensing, consumer protection, consumer privacy, escheatment, anti-money laundering, anti-bribery and corruption, the environment, vehicle emissions and fuel economy, health and safety, and employment practices. Various federal, provincial, state and local agencies as well as other governmental departments administer such laws, regulations and their related rules and policies. Various federal, provincial, state and local agencies as well as other governmental departments administer such laws, regulations and their related rules and policies. New laws governing BGSI or its business could be enacted or changes or amendments to existing laws and regulations could be enacted which could have a significant impact on Boyd. For example, privacy legislation continues to evolve rapidly and tariff changes are being introduced with greater frequency. Failure to comply with the applicable laws, regulations or tax changes may subject BGSI to civil or regulatory proceedings, significant fines and penalties and could have a material adverse impact on our business and financial condition. In addition, BGSI’s reputation may be adversely affected if it were reported to be associated with regulatory violations, including corrupt practices, and such damage to its reputation could adversely affect its ability to grow its business.

It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act and other applicable local laws of Canada and the United States, and we require our local partners to comply with such laws as well. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we, our former employees or our local partners fail to comply with such laws. Such damage to our reputation could adversely affect our ability to grow our business. Additionally, violations of such laws could subject us to significant fines and penalties.

BGSI and its subsidiaries operate distinct businesses in Canada and the U.S. The Company operates a service business and a major component of our services is labor which would not be subject to tariffs. The Company sources parts and materials from domestic vendors in Canada and the U.S. Any changes in tariffs on exports or imports to and from Canada and the U.S may impact the cost of repairs and decrease margins. There can be no assurance that the changes in tariffs would not negatively affect the financial performance of the Company.

A number of jurisdictions in which the Company operates have regulations to limit emissions and pollutants. The Company has adapted its processes in an effort to comply with these regulations. There can be no assurance that these regulations will not have a material adverse impact on BGSI’s business or financial results. Future emission or pollutant regulation compliance requirements may have a material adverse impact on BGSI’s business or financial results.

Fluctuations in Operating Results and Seasonality

Boyd’s business is subject to fluctuations in operating results and seasonality which can affect the company financial results.

The Company’s operating results have been and are expected to continue to be subject to quarterly fluctuations due to a variety of factors including changes in customer purchasing patterns, pricing paid from insurance companies, general operating effectiveness, automobile technologies, general and regional economic downturns, unemployment rates, employee vacation timing and weather conditions. These factors can affect Boyd’s financial results.

Risk of Litigation

Boyd’s business may be impacted by litigation.

BGSI and its subsidiaries could become involved in various legal actions in the ordinary course of business. Litigation loss accruals may be established if it becomes probable that BGSI will incur an expense and the amount can be reasonably estimated. BGSI’s management and internal and external experts are involved in assessing the probability of litigation loss and in estimating any amounts involved. Changes in these assessments may lead to changes in recorded litigation loss accruals. Claims are reviewed on a case by case basis, taking into consideration all information available to BGSI.

The actual costs of resolving claims could be substantially higher or lower than the amounts accrued.

Execution on New Strategies

The Company may not be successful in identifying or implementing new strategies that will be accretive to its business.

New initiatives are introduced from time to time in order to grow Boyd’s business. Initiatives such as entering new markets, introducing and improving related products and services, or identifying new strategies to capture additional market share have the potential to be accretive to the Company’s business when the opportunity is accurately identified and executed. There can be no assurance that the Company identifies new strategies that are accretive to the business or that it is successful in implementing such initiatives.

Insurance Risk

There is no guarantee that our insurance policies would provide full coverage for all potential perils or that Boyd would be able to recover a material loss under these policies.

BGSI insures its property, plant and equipment, including vehicles, through insurance policies with insurance carriers located in Canada and the U.S. Included within these policies is insurance protection against property loss and general liability. BGSI also insures its directors and officers against liabilities arising from errors, omissions, wrongful acts and cybersecurity. Management uses its knowledge, as well as the knowledge of experienced brokers, to ensure that insurable risks are insured appropriately under terms and conditions that would protect BGSI and its subsidiaries from losses. There can be no assurance that all perils would be fully covered or that a material loss would be recoverable under such insurance policies.

Interest Rates

Future increases in interest rates could negatively affect the Company’s financial performance.

The Company occasionally fixes the interest rate on its debt using interest rate swap contracts or other provisions available in its debt facilities. There can be no guarantee that interest rate swaps or other contract terms that effectively turn variable rate debt into fixed rates will be an effective hedge against long-term interest rate fluctuations.

The Company has not fixed interest rates within its revolving credit facility. There can be no assurance that interest rates either in Canada or the U.S. will not increase in the future, which could result in a material adverse effect on the Company’s financial performance.

U.S. Health Care Costs and Workers Compensation Claims

Rising U.S. health care costs may prevent the Company from providing affordable health care insurance coverage to its employees. The business could face potential financial strain from significant workers’ compensation claims, particularly those that remain unreported for extended periods.

BGSI accrues for the estimated amount of U.S. health care claims and workers compensation claims that may have occurred but were not reported at the end of the reporting period under its health care and workers compensation plans. The accruals are based upon the Company’s knowledge of current claims as well as third party estimates derived from past experience. Significant claim occurrences which remain unreported for a number of months could materially impact this accrual. In addition, as U.S health care costs increase, there can be no assurance given that the Company can continue to offer health care insurance to its employees at a reasonable cost.

Foreign Currency Risk

Fluctuations in the exchange rates between the Canadian dollar and U.S dollar may have adverse impact on BGSI share price and our ability to make future Canadian dollar cash dividends.

A substantial portion of Boyd’s revenue and cash flow are now, and are expected to continue to be, generated in U.S. dollars. Fluctuations in the exchange rates between the Canadian dollar and the U.S. currency may have a material adverse effect on BGSI’s share price and BGSI’s ability to make future Canadian dollar cash dividends.

Capital Expenditures

Changing technology and evolving market needs may increase our required capital expenditures, potentially reducing the cash available for dividend payments and other capital allocation opportunities.

The business of the Company requires ongoing capital maintenance. Moreover, opportunities may arise for capital upgrades providing returns or cost savings that may not be realized in the immediate future, but rather over several years. As vehicle technology advances and market needs change, the capital intensity of the industry may change, requiring expenditures in excess of historical capital maintenance levels. To the extent that capital expenditures are in excess of amounts budgeted, the amounts of cash available for dividends or other capital allocation opportunities may decrease.

Public Company Costs

Boyd incurs and will continue to incur increased expenses as a result of being a public company in Canada and the United States.

The Company incurs significant legal, accounting, New York Stock Exchange (NYSE) and Toronto Stock Exchange (TSX) related, reporting, compliance, investor relations and other expenses and increased demands on management time as a result of being a public company in Canada and the United States, some of which the Company did not incur historically as a public company in Canada prior to its listing on the NYSE. Compliance with applicable securities laws and the rules of the NYSE and TSX substantially increases the Company’s expenses, including legal, accounting, audit and compliance costs. Moreover, the securities regulators, stock exchanges and other regulatory authorities may adopt new rules and regulations relating to disclosure, financial reporting and controls and corporate governance in the future, which could subject the Company to additional increases in legal, accounting, audit and other compliance costs. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If the Company’s efforts to comply with new U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and Boyd’s business may be adversely affected. As a public company in the U.S., it is more expensive for the Company to obtain or retain director and officer liability insurance, and the Company will be required to accept reduced coverage or incur substantially higher costs to continue the Company’s coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with the Sarbanes-Oxley Act, that the Company’s internal control over financial reporting is perceived as inadequate, or that the Company is unable to produce timely or accurate financial statements, investors may lose confidence in the Company’s operating results and the price of the Company’s common shares may decline. In addition, if the Company is unable to continue to meet these requirements, the Company may not be able to remain listed on the NYSE.

Following a transition period permitted for a newly public company in the U.S., the Company’s independent registered public accounting firm will be required to attest to the effectiveness of the Company’s internal control over financial reporting. Even if management concludes that the Company’s internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Company’s controls or the level at which the Company’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Company.

Foreign Private Issuer Status

As a foreign private issuer, Boyd is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to shareholders.

Boyd is a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare the Company’s disclosure documents filed under the Securities Exchange Act of 1934 (the “Exchange Act”), in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the “short swing” profit recovery provisions of Section 16 of the Exchange Act.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be the contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describe the Canadian practices it follows instead. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

If the Company ceases to qualify as a foreign private issuer in future, it will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase the Company’s costs of being a public company in the U.S.

Boyd is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Company is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”), that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Company’s common shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Company is a Canadian corporation and some of its directors and officers reside in Canada or the provinces thereof, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the U.S. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against the Company’s directors and officers residing outside of Canada.

The Company is governed by the CBCA with its principal place of business in Canada, certain of the Company’s directors and officers reside or are organized outside of the U.S. and a portion of the Company’s assets or the assets of these persons may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon the Company or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the U.S., or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the U.S. based solely on violations of Canadian securities laws.

Intellectual Property

Boyd may not adequately establish or protect its intellectual property and litigation to enforce or defend our intellectual property rights and use may be costly.

The Company’s intellectual property is material to the conduct of its business and the success of the Company’s business strategy depends, in part, on the Company’s continued ability to use its existing trademarks and service marks .The Company relies on a combination of trademarks, service marks, copyrights, trade secrets and similar intellectual property rights, to protect its brands. There can be no assurance any measures taken by the Company to protect its intellectual property rights measures will adequately protect such rights, or prevent or detect the misappropriation or violation of the Company’s intellectual property and related litigation could result in substantial costs and diversion of resources. In addition, the laws of some countries do not protect intellectual property to the same extent as the laws of the U.S. and Canada. If the Company is not able to protect its intellectual property, the value of the Company’s brands may be harmed and there could be a material adverse effect on its business and results of operations.

The Company may also become the subject of claims asserted by third parties for infringement, misappropriation, or other violation of their intellectual property rights. Such claims, whether or not they have merit, could harm the Company’s image, brands, competitive position, ability to expand, lead to significant costs related to defense or settlement and could materially and adversely affect the Company’s business and results of operations. In addition, third parties may assert that the Company’s intellectual property is invalid or unenforceable. If the Company’s rights in any of its intellectual property were invalidated or deemed unenforceable, then third parties could be permitted to engage in competing uses of such intellectual property which, in turn, could lead to a decline in revenues, and negatively affect the Company’s business and results of operations.

Energy Costs

Financial performance could be negatively impacted by rising energy costs.

The Company is exposed to fluctuations in the price of energy. These costs not only impact the costs associated with occupying and operating collision repair facilities but may also affect costs of parts and materials used in the repair process as well as miles driven by automobile owners. There can be no assurance that escalating costs which cannot be offset by energy conservation practices, price increases to clients and customers or productivity gains, would not result in materially lower operating margins. As well, there can be no assurance that escalating energy costs will not materially reduce automobile miles driven and in turn reduce the number of collisions, which could result in a material adverse effect on the Company’s business and financial performance.

DESCRIPTION OF CAPITAL STRUCTURE

General Description

BGSI’s authorized share capital consists of an unlimited number of common shares. BGSI also has long-term debt in the form of credit facilities and senior unsecured notes.

Common Shares

An unlimited number of common shares of BGSI are authorized and may be issued pursuant to the Articles of Incorporation of BGSI. All common shares have equal rights and privileges. Each common share is redeemable and transferable. A common share entitles the holder thereof to participate equally in dividends, including the dividends of net earnings and net realized capital gains of BGSI and dividends on termination or winding-up of BGSI, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of shareholders for each common share held.

On November 4, 2025, BGSI completed a bought-deal public offering of common shares in Canada and the United States, representing BGSI’s initial public offering in the United States. BGSI issued a total of 6,361,800 common shares (including common shares issued pursuant to the underwriters’ option), at a price of US$141.00 per share, for gross proceeds to BGSI of approximately US$897 million. See “General Development of the Business – Common Share Offering and U.S. Initial Public Offering and Listing on the New York Stock Exchange”.

As of March 17, 2026 there were 27,830,064 common shares of BGSI issued and outstanding

Long-Term Debt

Credit Facilities

On December 9, 2025, the Company entered into a sixth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $675 million with an accordion feature which can increase the facilities to a maximum of $1.075 billion. See “General Development of the Business – Sixth Amended and Restated Credit Agreement” and “ – Fifth Amended and Restated Credit Agreement”. The Facilities are accompanied by a fixed-rate Term Loan A maturing in March 2027, in the amount of $125 million at an interest rate of 3.455%.

The Facilities are with a syndicate of Canadian and U.S. banks and are secured by the shares and assets of the Company as well as guarantees by BGSI and subsidiaries, while the Term Loan A is with one of the syndicated banks. The interest rate for draws on the Facilities are based on a pricing grid of the Company’s ratio of total funded debt to EBITDA as determined under the credit agreement. The Company can draw on the Facilities in either the U.S. or in Canada, in either U.S. or Canadian dollars. The Company can make draws in tranches as required. Tranches bear interest only and are not repayable until the maturity date but can be voluntarily repaid at any time. The Company has the ability to choose the base interest rate between Prime, Canadian Overnight Repo Rate Average (“CORRA”), U.S. Prime or Secured Overnight Financing Rate (“SOFR”) at the Company’s election. The total syndicated Facilities include a swing line up to a maximum of $10.0 million for the Canadian borrower and $30.0 million for the U.S. borrower. As at December 31, 2025, the U.S. borrower has drawn $226.0 million U.S. (December 31, 2024 - $370 million U.S.) and $nil Canadian (December 31, 2024 - $nil million) on the revolving credit facility and swing line and $125.0 million U.S. (December 31, 2024- $125.0 million U.S.) on the Term Loan A.

The Company is subject to certain financial covenants which must be maintained to avoid acceleration of the termination of the credit agreement. The financial covenants require BGSI to maintain a senior funded debt to EBITDA ratio of no greater than 3.50 and an interest coverage ratio of not less than 2.75. For four quarters following a material acquisition, the senior funded debt to EBITDA ratio may be increased to less than 4.00. For purposes of covenant calculations, property lease payments are deducted from EBITDA, and EBITDA is further adjusted to reflect permitted transaction-related costs, pro-forma annualized acquisition results and anticipated synergies.

For a detailed description of the debt arrangement, which descriptions are incorporated by reference herein, BGSI’s 2025 Annual Report, under the heading “Debt Financing”

Senior Unsecured Note Issuances

2030 Senior Unsecured Notes

On November 6, 2025, BGSI issued C$525 million principal amount of 5.50% senior unsecured notes due November 6, 2030 pursuant to a trust indenture dated as of November 6, 2025 between BGSI, as issuer, and Computershare Trust Company of Canada (“Computershare”), as trustee (the “2030 Notes Indenture”). The 2030 Notes bear interest at a rate of 5.50% per annum, payable semi-annually in arrears, and rank pari passu with the Company’s other senior unsecured indebtedness.

At any time prior to November 6, 2027, the Company may, on any one or more occasions: (a) redeem up to 40% of the aggregate principal amount of 2030 Notes at a redemption price equal to 105.50% of the principal amount of the 2030 Notes to be redeemed; and (b) redeem all or any part of the 2030 Notes at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes redeemed plus an applicable premium; in either case, plus accrued and unpaid interest, if any, to but excluding the date of redemption and subject to customary conditions as specified in the 2030 Notes Indenture.

On or after November 6, 2027, the Company may on any one or more occasions redeem all or part of the 2030 Notes at the redemption prices specified in the 2030 Notes Indenture, plus accrued and unpaid interest, if any, to but excluding the date of redemption. Under certain circumstances the Company may also be required to offer to purchase the 2030 Notes in connection with a change of control or certain asset sales.

For additional details of the terms and conditions attaching to the 2030 Notes, see the 2030 Notes Indenture, a copy of which is available on BGSI’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

2033 Senior Unsecured Notes

On September 4, 2025, BGSI issued C$275 million principal amount of 5.75% senior unsecured notes due September 4, 2033 pursuant to a trust indenture dated as of September 4, 2025 between BGSI, as issuer, and Computershare, as trustee (the “2033 Notes Indenture”). The 2033 Notes bear interest at a rate of 5.75% per annum, payable semi-annually in arrears, and rank pari passu with the Company’s other senior unsecured indebtedness.

At any time prior to September 4, 2028, the Company may, on any one or more occasions: (a) redeem up to 40% of the aggregate principal amount of 2033 Notes at a redemption price equal to 105.75% of the principal amount of the 2033 Notes to be redeemed; and (b) redeem all or any part of the 2033 Notes at a redemption price equal to 100% of the aggregate principal amount of the 2033 Notes to be redeemed plus an applicable premium; in either case, plus accrued and unpaid interest, if any, to but excluding the date of redemption and subject to customary conditions as specified in the 2033 Notes Indenture.

On or after September 4, 2028, the Company may on any one or more occasions redeem all or part of the 2033 Notes at the redemption prices specified in the 2033 Notes Indenture, plus accrued and unpaid interest, if any, to but excluding the date of redemption. Under certain circumstances the Company may also be required to offer to purchase the 2033 Notes in connection with a change of control or certain asset sales.

For additional details of the terms and conditions attaching to the 2033 Notes, see the 2033 Notes Indenture, a copy of which is available on BGSI’s SEDAR+ profile at www.sedarplus.ca.

See “General Development of the Business – Senior Unsecured Note Offering (2030 Notes)” and “ – Senior Unsecured Note Offering (2033 Notes)”.

Ratings

As of the date of this Annual Information Form, BGSI is currently rated “BB (high)” by Morningstar DBRS and our senior unsecured debt is rated “BB” by Morningstar DBRS.

Morningstar DBRS rates long-term debt instruments by rating categories ranging from “AAA” to “D”, which represents the range from highest to lowest quality of such securities rated. All rating categories other than “AAA” and “D” also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. A rating of “BB” is characterized by Morningstar DBRS to be of speculative, non-investment grade credit quality, meaning that the capacity for the payment of financial obligations by the obligor is uncertain and is considered vulnerable to future events. The “BB” category is the fifth highest of ten available rating categories.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit rating accorded to the Notes is not a recommendation to buy, sell or hold securities. There is no assurance that the rating will remain in effect for any given period of time or that it will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Notes in the secondary markets, should such markets develop. We do not undertake any obligation to maintain the rating or to advise holders of the Notes of any change in rating.

DIVIDENDS

The Board of Directors of BGSI has adopted a dividend policy which is more specifically described on page 65 of the Management Information Circular dated October 14, 2019 under the heading “Payment of Dividends”, which description is incorporated by reference herein. BGSI’s Management Information Circular dated October 14, 2019 is available on BGSI’s SEDAR+ profile at www.sedarplus.ca.

The following table sets forth the per share dividends declared to shareholders during fiscal year 2023, 2024 and 2025 (in Canadian dollars):

In Canadian dollars	2025	2024	2023

March	0.153	0.150	0.147

June	0.153	0.150	0.147

September	0.153	0.150	0.147

December	0.156	0.153	0.150

MARKET FOR SECURITIES

The common shares of BGSI are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “BYD” beginning January 2, 2020, and on the New York Stock Exchange (“NYSE”) under the symbol “BGSI” beginning October 31, 2025.

The monthly trading volume and price ranges of the Shares traded at the TSX over BGSI’s last financial year are as follows (in Canadian dollars):

In Canadian dollars Month	High	Low	Volume
January 2025	243.89	202.30	1,174,826
February 2025	258.18	233.00	1,087,163
March 2025	264.04	203.79	1,376,018
April 2025	215.00	191.27	1,095,767
May 2025	217.19	197.55	790,360
June 2025	215.60	194.99	733,253
July 2025	222.71	191.78	992,442
August 2025	230.00	186.10	985,131
September 2025	241.56	221.65	864,820
October 2025	237.28	204.50	1,747,608
November 2025	237.00	210.35	2,017,963
December 2025	241.68	217.99	944,298

The monthly trading volume and price range of the common shares traded on the NYSE over BGSI’s last financial year are as follows (in US dollars):

In US dollars Month	High	Low	Volume
October 2025	170.00	146.00	485,494
November 2025	170.00	148.43	1,177,077
December 2025	173.25	159.30	369,933

Prior Sales

The following table sets out the issuances of debt securities that occurred during the most recently completed financial year:

Date of Issue	Type of Debt Securities Issued	Price Per Security	Amount Issued

September 4, 2025	Senior unsecured notes due 2033	C$1,000 per C$1,000 principal amount of notes	C$275 million principal amount

November 6, 2025	Senior unsecured notes due 2030	C$1,000 per C$1,000 principal amount of notes	C$525 million principal amount

Options, RSUs and PSUs

The following table sets out the issuances of securities convertible or exchangeable into our common shares, that occurred during the most recently completed financial year:

Date of Issue	Type of Securities Issued	Price Per Security	Number of Common Shares Issued or Issuable (as applicable)
March 26, 2025	Stock Options	C$211.27	29,380
March 31, 2025	Restricted Share Units	C$214.95	22,229
March 31, 2025	Performance Share Units	C$214.95	31,761
August 28, 2025	Performance Share Units	C$218.53	66,736
November 28, 2025	Performance Share Units	C$219.69	3,917

DIRECTORS AND OFFICERS

Directors of BGSI

The Articles of Incorporation of BGSI provide for a minimum of three directors and a maximum of fifteen (15) directors. At the annual meeting of shareholders of BGSI held on May 15, 2025, the shareholders of BGSI fixed the number of directors of BGSI at nine (9). Directors are reappointed or replaced every year as may be determined by a majority of votes cast at an annual meeting of shareholders. The names, province or state of residence and principal occupations for the previous five years of the Directors are outlined in the following table:

Name and Province or State of Residence	Current Office	Principal Occupation in the Previous Five Years

David Brown (2) Manitoba, Canada	Independent Chair (Since May 2021) Director (Since Jun 2012)	Executive Vice President of Richardson Financial Group Limited (2014 - 2025) and Managing Director of RBM Capital Limited

Brock Bulbuck Manitoba, Canada	Director (Since Dec 2002)	Independent Board Chair of North West Company; Executive Chair of Boyd (2020-2021)

Robert Espey (3) Alberta, Canada	Director (Since May 2021)	President & CEO of Parkland Corporation (2011-2025)

Christine Feuell (1) Michigan, USA	Director (Since May 2023)	CEO of Chrysler Brand at Stellantis (2021 - 2026)

John Hartmann (1) (2) Illinois, USA	Director (Since June 2020)	Board member; CEO of Ascend Wellness Holdings Inc.(2023 - 2025); COO of Bed Bath & Beyond and President of buybuyBaby (2020-2022)

Brian Kaner Indiana, USA	President & Chief Executive Officer and Director (Since May 2025)	President & Chief Executive Officer of Boyd; previously President & Chief Operating Officer of Boyd (2024-2025); previously Executive Vice-President & Chief Operating Officer of Boyd (2022-2024)

Violet Konkle (2) Ontario, Canada	Director (Director since May 2017)	Board member

William Onuwa (1) (3) Ontario, Canada	Director (Since June 2020)	EVP & Chief Audit Executive at Royal Bank of Canada (2017 - 2025)

Sally Savoia (3) Florida, USA	Director (Since May 2015)	Independent Corporate Consultant (2014 - 2020)

Committee members as at December 31, 2025

(1)	Member of the Audit Committee
(2)	Member of the People, Culture and Compensation Committee
(3)	Member of the Nominating, Governance & Sustainability Committee

As a group, the Directors own or control, directly or indirectly, 25,255 common shares of BGSI being approximately 0.1% of all the issued and outstanding Shares of BGSI as of March 17, 2026. Each common share is entitled to one vote at meetings of shareholders.

See BGSI’s 2025 Annual Report under the heading “Board of Directors”, for a more detailed description of the Directors, which description is incorporated by reference herein.

The Directors of BGSI also served as the Directors of Boyd.

Executive Officers of BGSI

The following table sets forth the name, province or state of residence and principal occupation of each of the current executive officers, who are not also Directors, of BGSI, as well as Boyd and The Boyd Group (U.S.) Inc. (“Primary Subsidiaries”):

Name and Province or State of Residence	Position with Boyd

Zach Balthrop (1) Georgia, USA	Chief Commercial Officer

Kim Morin Illinois, USA	Vice President and Chief Human Resources Officer

Jeff Murray Manitoba, Canada	Executive Vice President and Chief Financial Officer

Creighton Warren Illinois, USA	Chief Information Officer

(1) Zach Balthrop was appointed an executive officer of Boyd effective January 12, 2026.

Other than the following changes, each of the foregoing persons has held the same principal position for the previous five years. On October 28, 2022, Brian Kaner was appointed Executive Vice President and Chief Operating Officer for Boyd Group’s collision business. On January 1, 2023, Jeff Murray was appointed Interim Chief Financial Officer. On June 19, 2023, Creighton Warren was appointed Chief Information Officer. On July 12, 2023, Jeff Murray was appointed Executive Vice-President and Chief Financial Officer. On December 2, 2024, Brian Kaner was appointed President and Chief Operating Officer. On May 14, 2025, Brian Kaner was appointed President and Chief Executive Officer.

As of March 17, 2026, 32,505 common of BGSI were beneficially owned or controlled directly or indirectly by the Directors and officers of BGSI as a group, which represented approximately 0.1% of the issued and outstanding common of BGSI.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of BGSI, no Director of BGSI, or a person or company that is the direct or indirect owner of, or who exercises control or direction over, a sufficient number of common shares so as to materially affect the control of BGSI:

(a)	is, as at the date of this Annual Information Form or has been, within the 10 years before the date of this Annual Information Form, a director or executive officer of any company, that:

(i)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director or officer, and which resulted from an event that occurred while the person was acting in that capacity;

(iii)

while the person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

To the knowledge of BGSI, no Director of BGSI has an existing or potential material conflict of interest with BGSI or any of its subsidiaries.

AUDIT COMMITTEE

Audit Committee Charter

The Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE, the Securities and Exchange Commission (the “SEC”) and National Instrument 52-110 – Audit Committees (“NI 52-110”). The Audit Committee Charter is attached as Appendix A to this Annual Information Form.

Composition of Audit Committee

The Audit Committee of BGSI is chaired by William Onuwa and includes Christine Feuell and John Hartmann. The Board of Directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and NI 52-110. Each member of the audit committee is independent and none receives, directly or indirectly, any compensation from BGSI other than for service as a member of the Board of Directors and its committees, of which amounts are less than $300,000 annually for each member. All members of the Audit Committee are financially literate within the meaning of the NYSE rules and as defined under Multilateral Instrument 51-102 – Audit Committees.

Relevant Education and Experience of Audit Committee Members

The members of BGSI’s Audit Committee bring with them considerable education and business experience, as described below:

Christine Feuell has over 30 years of career experience transforming brands and business units to deliver strong customer value and profitable growth in the automotive, supply chain automation and building technologies industries. Ms. Feuell’s automotive industry experiences include OEMs (Ford, Stellantis) and Tier 1 Suppliers (Johnson Controls, Adient) in which she created and launched innovative products, technologies and services for the OEM and Aftermarket Channels. Since 2021 and prior to her retirement from Stellantis on March 6, 2026, Ms. Feuell was the CEO for Chrysler brand and also led Ram and Alfa Romeo brands during her tenure. Ms. Feuell led the transformation of the Chrysler brand’s product line to deliver innovative products with exciting modern designs accessible to mainstream consumers. Prior to her role at Chrysler, Ms. Feuell was the Chief Commercial Officer at Honeywell, where she was responsible for creating and delivering advanced automation software and technology solutions for E-Commerce, Retail, Logistics, Health and Pharma industries. Ms. Feuell also serves as an Advisory Board Member for the Michigan State University Broad College of Business, Board Director for Friends of the Children Detroit Chapter Non-Profit, and is a champion for diversity and mentoring programs at Stellantis, Michigan State and her local communities. Ms. Feuell was honored for her automotive industry leadership with The 2025 Automotive News 100 Leading Women award and The 2026 What Drives Her Trail Blazer award. Ms. Feuell obtained a Bachelor of Arts from Michigan State University (’81).

John Hartmann currently serves on the Board, Audit and People Culture and Compensation Committees of Boyd Group Services (2020-to date). Additionally, in January 2026, Mr. Hartmann was appointed to the Board of Directors of Leslie’s Inc. He recently served on the Boards of Franchise Group, Inc., a private holding company which owns The Vitamin Shoppe, Pet Supplies Plus and Buddy’s Home Furnishings (2024-2025); and Ascend Wellness Holdings Inc. (2023-2025), a U.S. publicly listed company, where he was previously Chief Executive Officer. Mr. Hartmann is the former President of buybuyBaby and COO of Bed Bath & Beyond from 2020 to 2022. Previously, from 2013-2020, he was the President & Chief Executive Officer at True Value Company, a privately owned U.S. hardware wholesaler and manufacturer. Prior to his corporate career, he served as a special agent of the Federal Bureau of Investigation. Mr. Hartmann previously served on the Board and Audit Committee of AmeriGas, prior to UGI’s acquisition, and Board of HD Supply. Mr. Hartmann obtained a Bachelor of Science from RIT (’85) and a Juris Doctorate from Syracuse University (’88).

William Onuwa recently retired as EVP & Chief Audit Executive at Royal Bank of Canada (“RBC”). Prior to this role, he was the SVP & Chief Risk Officer for Wealth Management, RBC Georgia and the Insurance Group. He held a number of executive positions for GE Capital Corporation in both the U.S. and the U.K. before joining RBC in 2007. He holds a Doctorate degree from the University of Surrey, U.K. Mr. Onuwa was recently the Chair of two not-for-profit boards, Yonge Street Mission and Holland Bloorview Kids Rehabilitation Hospital. Mr. Onuwa also served on the subsidiary boards of various RBC insurance companies as an executive director from 2007 to 2016. Mr. Onuwa recently completed his term as a member of the board of governors at University of Guelph and currently serves on the board of Plan International Canada. Mr. Onuwa has a Masters of Business Administration from the University of West Indies(‘94) and a Doctorate from the University of Surrey (‘08).

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy that prohibits the Company from engaging auditors for “prohibited” categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.

Audit Fees

Deloitte LLP audited the consolidated financial statements of BGSI as at December 31, 2025 and 2024 and for the years then ended. Aggregate fees billed for the years ended December 31, 2025 and December 31, 2024 by Deloitte LLP are C$2,755,041 and C$1,731,220, as detailed below:

	2025	2024
Audit fees	$777,364	$840,900
Audit-related fees	1,051,455	577,557
Tax compliance/preparation fees	337,500	312,763
Other fees	588,722	-
	$2,755,041	$1,731,220

The nature of each category of fees is described below.

Audit fees

Audit fees were paid for professional services rendered by the auditors for the audit of the annual financial statements of BGSI, and its subsidiaries or services provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. The services consisted of:

• special attest services not required by statute or legislation;

• reporting on the effectiveness of internal controls;

• acquisition due diligence;

• identifying financial reporting issues

• travel and out-of-pocket costs

In 2025, the audit related fees includes fees incurred in connection with the JHCC Acquisition and related financings. These services were pre-approved by the audit committee.

Tax compliance/preparation fees

Tax fees were paid for tax compliance services including the preparation of original and amended Canadian and U.S. tax returns.

Other fees

Other fees paid during the year include transfer pricing and tax consulting fees of $116,222 and fees related to the bought deal agreement of common shares offered to the public in Canada and the United States of $472,500.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither BGSI, Boyd nor any of its subsidiaries are involved in any legal proceedings which are material in any respect.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

See BGSI’s 2025 Annual Report under the heading “Related Party Transactions” for a detailed description of the interest of management and others in material transactions, which description is incorporated by reference herein.

TRANSFER AGENT, DISTRIBUTION AGENTS AND REGISTRARS

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of BGSI, and the distribution agent of BGSI with respect to payment of dividends on the common shares of BGSI, with an office in Calgary, Alberta. Computershare Trust Company, N.A. is the co-transfer agent in the United States for the common shares of BGSI, with an office in Canton, Massachusetts.

MATERIAL CONTRACTS

Except as set forth below, BGSI, Boyd nor any of its subsidiaries have entered into any material contracts requiring disclosure pursuant to National Instrument 51-102 during the most recently completed financial year, or before the most recently completed financial year.

•

the definitive equity purchase agreement and plan of merger entered into in connection with the JHCC Acquisition, as described under “General Development of the Business – Agreement to Acquire Joe Hudson’s Collision Center”

•	the fifth amended and restated credit agreement, as described under “General Development of the Business – Debt Arrangements”
•	the sixth amended and restated credit agreement, as described under “General Development of the Business – Debt Arrangements”

Copies of the foregoing documents are available under BGSI’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

INTERESTS OF EXPERTS

Deloitte LLP has audited the consolidated financial statements of BGSI as at December 31, 2025 and 2024 and for the years then ended. Deloitte LLP is independent with respect to BGSI within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Manitoba.

ADDITIONAL INFORMATION

Additional information relating to BGSI may also be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of BGSI’s securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, if applicable, will be contained in BGSI’s 2025 Information Circular expected to be dated March 24, 2026 (the “Information Circular”), which information upon issuance of the Information Circular, will be incorporated by reference herein. Copies of the Information Circular may be obtained upon request from the Chief Financial Officer of BGSI.

References to BGSI’s website in this Annual Information Form or any documents that are incorporated by reference in this Annual Information Form do not incorporate by reference the information on such website into this Annual Information Form, and BGSI disclaims any such incorporation by reference.

BGSI will also provide any person with, upon request of the Chief Financial Officer at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, R3H 1A6:

- one copy of this Annual Information Form on Form 40-F for the year ended December 31, 2025 (not including exhibits to such incorporated reports that are not specifically incorporated by reference into such reports), together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein; or

- one copy of the financial statements of BGSI, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of BGSI that have been filed, if any, for any period after the end of its most recently completed financial year provided that BGSI may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder.

Additional financial information, along with management’s discussion and analysis for the most recently completed financial year can be found in BGSI’s 2025 Annual Report.

APPENDIX A: AUDIT COMMITTEE CHARTER

Purpose

The primary purpose of the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Boyd Group Services Inc. (“BGSI”) is to assist the Board in fulfilling its oversight responsibilities for the accounting, internal control, financial reporting, audits of financial statements, regulatory compliance and risk management processes of BGSI by:

•	Reviewing the integrity of the consolidated financial statements of BGSI;
•	Reviewing BGSI’s compliance with legal and regulatory requirements;
•	Review, report and approve of, or where appropriate provide recommendations to the Board as to, the appointment, compensation, retention and oversight of the work of the external auditors;
•	Reviewing the performance of BGSI’s external auditors;
•	Reviewing financial information contained in public filings of BGSI prior to filing;
•	Reviewing earnings announcements of BGSI prior to release to the public;
•	Overseeing BGSI’s systems of internal financial controls and management’s compliance for reporting on internal controls;
•	Monitoring BGSI’s auditing, accounting and financial reporting processes, including the risk of fraud and error;
•	Reviewing the performance of the internal audit function;
•	Resolving complaints regarding accounting, internal accounting controls or auditing practices;
•

Establishment of whistleblower procedures for complaints received by BGSI and review, with the BGSI’s President & CEO, or Executive Vice-President & CFO, on a regular basis, any reports of whistleblowing;

•	Identifying, monitoring and reviewing the principal risks of BGSI’s business and ensuring appropriate systems are in place to manage these risks; and
•	Assisting with certain assigned Environmental, Social and Governance (“ESG”) activities as determined by the Board and Nominating, Governance & Sustainability Committee.

Composition

The Audit Committee shall be composed of not less than three independent directors, appointed by the Board, and who shall serve until such member’s successor is duly appointed or until such member’s earlier resignation or removal by the Board. The Board shall have the authority to remove members of the Committee at any time, with or without cause.

The members of the Audit Committee shall: (i) be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee; and (ii) meet the independence and experience requirements of all applicable corporate, exchange and securities laws, rules, instruments and regulations in Canada and the United States (the “Regulations”) including, but not limited to the Toronto Stock Exchange (“TSX”), New York Stock Exchange and Canadian and U.S. federal and provincial securities rules and regulations, including Section 10A-(3) of the U.S. Securities Exchange Act of 1934, as amended, and the related rules and regulations.

All members of the Audit Committee shall be “financially literate” as such term is defined by the Regulations. Notwithstanding the foregoing, a member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment. In addition, at least one member of the Audit Committee must be designated by the Board to be an “audit committee financial expert” as defined by the Regulations.

The Board shall normally designate the Chair of the Audit Committee. In the event that a Board designation is not made, the members of the Audit Committee shall elect a Chair by majority vote of the full Audit Committee membership.

In the event that the Chair of the Audit Committee does not attend a meeting of the Audit Committee, the members of the Audit Committee shall elect a temporary Chair for such meeting by majority vote of the members in attendance at the meeting.

Meetings

The Audit Committee shall meet at least quarterly, and may meet as often as it determines necessary in fulfilling its duties.

Greater than 50% of Audit Committee membership is required for meeting quorum.

Meetings of the Audit Committee shall normally be attended by the President & CEO, and Executive-Vice President & CFO of BGSI. Others may also attend meetings as the Audit Committee may request.

The Audit Committee shall hold an in-camera session without management present, including management directors, at each meeting of the Audit Committee. The Audit Committee shall meet periodically with management, the internal auditors and the external auditor, in separate in-camera sessions.

The Audit Committee shall have access to any officer or employee of BGSI or BGSI’s outside counsel or external auditor. The external auditor will have direct access to the Audit Committee at their own initiative.

Responsibilities

The Audit Committee shall document minutes from each meeting held and copies of written consents, and such minutes and written consents shall be made available to all members of the Board. The Audit Committee will report periodically the committee’s findings and recommendations to the Board.

Internal Audit

The Audit Committee shall:

•	have the authority to communicate directly with the internal auditor;
•	review the performance and ensure processes are in place for the independence of the internal audit function;
•	review annually the internal audit plan, including budget and staffing; and
•	evaluate the performance and effectiveness of audit services, including the Director of Internal Audit’s performance and compensation package

External Auditor

With respect to BGSI’s external auditors the Audit Committee shall:

•

have the sole authority to review, report and approve of, or where appropriate provide recommendations to the Board as to the Board the appointment or replacement of the external auditor (subject, if applicable, to shareholder approval)

•	have the external auditor report directly to the Audit Committee
•	meet with the external auditor prior to the annual audit to discuss the planning, scope and staffing of the audit
•	be directly responsible for establishing the compensation of the external auditor, subject to applicable Board and shareholder approval
•	ensure the periodic rotation of the audit partner having primary responsibility for the audit and the engagement quality control partner as required by applicable law and independence standards
•

at least on an annual basis, evaluate the qualifications, performance and independence of the external auditor and the audit partner having primary responsibility for the audit, including considering whether the auditor’s quality controls are adequate;

•

obtain and review a report from the external auditor at least annually regarding: (i) the external auditors’ internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm, (iii) any steps taken to deal with any issues, and (iv) all relationships between the external auditor and BGSI;

•	review and approve BGSI’s hiring policies regarding current or former partners, employees, or contractors of the external auditor ;
•	discuss with the external auditor material issues on which its national office was consulted by BGSI’s audit team;

•

review and approve in advance all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for BGSI or its subsidiaries by its external auditor in accordance with BGSI’s policy regarding the approval of audit and non-audit services provided by the external auditor; and

•	oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

Financial Reporting

With respect to BGSI’s reporting of unaudited quarterly financial results, the Audit Committee shall:

•	Prior to their public release and filing with securities regulatory agencies, review and discuss with management and the external auditor the:

○	press release;
○	consolidated financial statements and notes thereto; and
○	management’s discussion and analysis.

The Audit Committee must be satisfied that adequate procedures are in place for the review of BGSI’s public disclosure of financial information extracted or derived from BGSI’s financial statements and shall periodically assess the adequacy of such procedures. The Audit Committee will engage the external auditor to review the unaudited quarterly financial results prior to the Audit Committee’s review of such financial statements.

•	The review of BGSI’s unaudited quarterly financial results shall include, but not be limited to:

○	any significant judgments made in the preparation of financial statements;
○	the extent to which changes or improvements in financial or accounting practices have been implemented;
○

significant financial reporting issues identified in connection with the preparation of BGSI’s financial statements, including any significant changes in BGSI’s selection or application of accounting principles, any major issues as to the adequacy of BGSI’s internal controls and any special steps adopted in light of material control deficiencies;

○	BGSI’s use of non-GAAP information;
○	BGSI’s use of forward-looking financial guidance;
○	critical accounting policies and practices;
○	the effect of regulatory and accounting initiatives;

○	off-balance sheet structures on BGSI’s financial statements;
○	management certifications of reports filed by BGSI pursuant to the Regulations;
○	integrity of BGSI’s financial reporting processes and;
○	any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding BGSI’s financial statements or accounting policies

•	Recommend to the Board whether the unaudited financial results should be approved by the Board.
•	If required by applicable law, prepare the audit committee report to be included in BGSI’s annual proxy statement.

Annual Audit

With respect to BGSI’s annual audit, the Audit Committee shall:

•	Prior to their public release and filing with securities regulatory agencies, review and discuss with management and the external auditor the:

○	consolidated financial statements and notes thereto;
○	press release;
○	management’s discussion and analysis; and
○	results of the audit performed by the external auditor.

•	The review of BGSI’s audited financial results shall include, but not be limited to:

○	all matters described above with respect to unaudited quarterly financial results;
○	results of the audit performed by the external auditor;
○	any significant disagreements among management and the external auditor in connection with the preparation of financial statements;
○

matters required to be discussed by Canadian Auditing Standard 260, Communication with Those Charged with Governance, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

○	any written communications between the external auditor and management (e.g., management letters, schedule of unadjusted differences).

•	Recommend to the Board whether the audited financial results should be approved by the Board

Regulatory Filings

Except for the Compensation Discussion & Analysis which is reviewed and recommended to the Board for approval by the People, Culture and Compensation Committee, the Audit Committee shall review and recommend to the Board the approval of all documents filed with securities regulatory agencies including, but not limited to:

•	the annual report;
•	the annual information form;
•	management proxy circulars; and
•	prospectuses.

Accounting, Internal Accounting Controls or Auditing Practice Complaints

The Audit Committee shall establish and maintain procedures for the receipt, retention and treatment of complaints received by BGSI regarding accounting, internal accounting controls, auditing practice matters or the violation of law or BGSI’s policies and procedures, including a process for the submission of confidential, anonymous submission by employees of BGSI of such complaints. The Audit Committee shall periodically review the effectiveness of such procedures and amend them as it deems appropriate and necessary.

At each meeting, the Audit Committee shall review any complaints or concerns received further to the procedures described above and follow its procedures regarding such complaints and concerns.

Related-Party Transactions

The Audit Committee shall review all related-party transactions and discuss the business rationale for these transactions and determine whether appropriate disclosures have been made. For this purpose, the term “related-party transactions” includes any such transactions required to be disclosed under applicable law, rules and regulations, including Item 13 of Form 51-102F2 under National Instrument 51-102 - Continuous Disclosure Obligations.

Fraud

The Audit Committee shall inquire of management on a periodic basis whether there has been any incident of fraud or any changes to internal controls specifically designed to prevent or detect fraud.

Legal Matters

The Audit Committee shall review with management, and if necessary, BGSI’s counsel, any legal matter which could reasonably be expected to have a material impact on BGSI’s financial statements or accounting policies.

Risk Management

The Audit Committee shall discuss with management BGSI’s major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee shall discuss with management BGSI’s risk assessment processes and risk management policies, including BGSI’s information security, cybersecurity, data privacy, the Company’s insurance and fidelity bond coverage, and any reports of the internal auditor concerning such matters.

The Audit Committee shall, in consultation with the Nominating, Governance & Sustainability Committee, review BGSI’s Code of Business Conduct and Ethics and programs that management has established to monitor compliance with such code, and periodically, after consultation with the Nominating, Governance & Sustainability Committee, make recommendations to the Board regarding the BGSI’s Code of Business Conduct and Ethics that the Audit Committee shall deem appropriate.

Internal Controls

The Audit Committee shall review and assess BGSI’s system of internal controls, control culture, and risk assessment and control activities and shall ensure that management has designed and implemented an appropriate internal control system.

Corporate Knowledge

The Audit Committee shall strive to expand continually its knowledge of BGSI’s activities.

Review of Charter

The Audit Committee shall review and reassess the adequacy of this Charter annually and recommended any changes to the Board for approval.

Self Assessment

The Audit Committee shall biannually review its own performance.

Other

The Audit Committee shall undertake any other activities consistent with this Charter, BGSI’s by-laws and governing law, that the Audit Committee or the Board deem necessary or appropriate.

Approval of Charter

This Audit Committee Charter requires approval by the Board.

Future changes to this Charter require approval by the Board based on the recommendation of the Audit Committee.

Other Advisors

The Audit Committee shall be provided with resources commensurate with the duties and responsibilities assigned to it by the Board. The Audit Committee may conduct or authorize investigations into or studies of matters within its scope of responsibilities. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors including consulting with the national office of the external auditor. BGSI shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor for the purpose of rendering or issuing an audit report and to any advisors engaged by the Audit Committee, as well as funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties. The Audit Committee shall be directly responsible for the appointment, compensation and oversight of the work of any consultant, legal counsel or other advisor retained by the Audit Committee.

Limitation

While the Audit Committee has the responsibilities and power set forth in this Charter, it is the responsibility of management and the external auditor - not the Audit Committee - to plan or conduct audits or to determine that BGSI’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.